Rival

Technologies, Inc. [logo]

2360 Corporate Circle, Suite 400, Henderson NV 89074-7722 USA

June 13, 2011

Via EDGAR

Terence S. O’Brien, Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

RE:

Rival Technologies, Inc.

Item 4.01 Form 8-K, as amended

Filed March 16, 2011

Response letter dated May 6, 2011

File No.  0-49900

Dear Mr. O’Brien,

This letter is in response to your letter dated May 3, 2011 requesting that Rival Technologies, Inc (the “Company”) provide disclosure of the Public Company Accounting Oversight Board’s revocation of the registration of the Company’s former auditor, Chisholm, Bierwolf, Nilson & Morrill, LLC (“Chisholm Bierwolf”).

On May 6, 2011 we informed you that the Company had engaged another Public Company Accounting Oversight Board (“PCAOB”) registered public accounting firm to re-audit the year ended December 31, 2009 and that the Company intended to provide the disclosure of the Chisholm Bierwolf’s revocation under Item 9 in its yet to be filed annual report on Form 10-K for the year ended December 31, 2010.  However, the Form 10K for 2010 has been delayed longer than anticipated and the Company has decided to file an amended Form 8-K to provide the requested disclosure.  Accordingly, the Company is filing the Amendment No. 2 to the Form 8-K with the requested disclosures.

In connection with our response to your comments, the Company acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

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The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company hopes that the amended Form 8-K adequately addresses your concerns.  If you have further questions or comments please contact the Company’s counsel, Cindy Shy, at (435) 674-1282 or fax (435) 673-2127.

Sincerely,

/s/ Peter G. Matthews

Peter G. Matthews

President